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21001299

SECURI[TIES]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70203

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01-01-2020____ AND ENDING____12-31-2020____

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lazear Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 N. Front Street, Suite 250

(No. and Street)

Columbus   OH   43215

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel   717-249-8803

                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas, Certified Public Accountants, Inc.

(Name – if individual, state last, first, middle name)

4807 Rockside Road, Suite 510   Independence   OH   44131

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ann Griffith, Designated Principal _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lazear Capital Securities, LLC _____ , as of December 31 _____ , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Designated Principal _Title_

Notary Public

> BRIAN DAVID ALGER
> NOTARY PUBLIC
> REGISTRATION # 251114
> COMMONWEALTH OF VIRGINIA
> MY COMMISSION EXPIRES
> JANUARY 31, 2023

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lazear Capital Securities, LLC

Statement of Financial Condition

December 31, 2020

With Report of Independent Registered Accounting Firm

SEC ID 8 - 69882

Filed as a PUBLIC DOCUMENT.

Lazear Capital Securities, LLC

Table of Contents

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510   (P) 216.524.8900
Independence, Ohio 44131   (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Lazear Capital Securities, LLC
Columbus, Ohio

We have audited the accompanying statement of financial condition of Lazear Capital Securities, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Lazear Capital Securities, LLC as of December 31, 2020 in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Lazear Capital Securities, LLC's management. Our responsibility is to express an opinion on Lazear Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lazear Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Independent Member

B K R
INTERNATIONAL
Firms In Principal Cities Worldwide

-1-

Hobe & Lucas
Certified Public Accountants Inc.

We have served as Lazear Capital Securities, LLC's auditor since 2019.
Independence, Ohio
February 10, 2021

Lazear Capital Securities, LLC

Statement of Financial Condition
December 31, 2020

Assets

Cash	$	193,376
Prepaid expenses		14,767
Total assets	$	208,143

Liabilities and Members' Equity

Liabilities:		
Accounts payable and accrued liabilities	$	6,231
Intercompany payable		13,581
		19,812
Member's equity		188,331
Total liabilities and members' equity	$	208,143

See accompanying notes to financial statements.

Lazear Capital Securities, LLC

Notes to Financial Statements

1. **Organization and Business**

Lazear Capital Securities, LLC (the "Company"), an Ohio limited liability company, was organized on July 17, 2018. On April 24, 2019 the Company became registered with the Securities and Exchange Commission ("SEC") as a broker dealer and became a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Industry Protection Corporation (SIPC). The Company has been approved by FINRA for private placement of securities and sales of privately held companies to employee stock ownership plans (ESOPs).

In March 2020, COVID-19 was declared a worldwide health pandemic and has had a significant impact on the national and global economy. The ultimate impact of COVID-19 on the Company's future state is unknown at this time.

2. **Summary of Significant Accounting Policies:**

Basis of Accounting: The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Credit Risks: Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash balances in financial institutions fully insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance occasionally exceeds the insured limit.

Cash and Cash Equivalents: The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments: Cash, prepaid expenses, and accounts payable and accrued liabilities approximate fair value due to their short term nature.

Leases: In February 2016, the FASB issued ASU 2016-02 – Leases (Topic 842). The update requires lessees to recognize leases on the balance sheet with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The new standard will be effective for annual reporting periods beginning after December 15, 2018. The Company had not entered into any leases subject to this standard as of December 31, 2020.

New Accounting Guidance: In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13 – Current Expected Credit Losses ("CECL") which replaces the current incurred loss model used to measure impairment loss with an expected loss model for trade and other receivables. The Company adopted the standard during 2020, under the modified retrospective approach to the earliest period presented. The adoption of ASU 2016-13 did not have a material effect on the Company's financial statements.

Lazear Capital Securities, LLC

Notes to Financial Statements, Continued

2.   Summary of Significant Accounting Policies, Continued:

Income Taxes: For federal, state and local income tax purposes, the Company is treated as a partnership. Accordingly, no provision has been made for federal or state income taxes since the taxable income of the Company is to be included in the tax returns of the individual members. The Company is subject to local city income taxes. Local income taxes for the year ended December 31, 2020 were $8,000 and are included in other expenses on the statement of operations

The Company follows the Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2020. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Subsequent Events: Management has evaluated subsequent events through February 10, 2021, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

3. **Related Party Transactions:**

The Company has entered into an Expense Sharing Agreement with Lazear Capital Partners, Ltd (LCP), an affiliated company. Under the agreement LCP will provide certain administrative and support services to the Company. The Company reimburses LCP for the costs of the services. At December 31, 2020, the Company had a balance of $13,581 due to LCP which is included in intercompany payable on the accompanying Statement of Financial Condition.

4. **Regulatory Requirements:**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1, 8 to 1 in the first year of operations. At December 31, 2020 the Company had net capital of $173,564, which was $168,564 in excess of required minimum net capital of $5,000. The Company's net capital ratio was .11 to 1.

The Company has no possession or control obligations under Rule 15c3-3(b) or reserve deposit obligations under Rule 15c3-3(e) because its business is limited to the private placement of securities and sales of privately held companies to employee stock ownership plans (ESOPs). and the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).